News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING CANADIAN COAL TRUST

2006 SECOND QUARTER EARNINGS RESULTS

CALGARY, July 18, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its second quarter 2006 results. Cash available for distribution for the quarter was $147 million ($1.00 per unit) compared with $151 million ($1.03 per unit) for the second quarter of 2005. Cash available for distribution for the first half of 2006 increased to $349 million, an increase of $128 million over the same period of 2005.

Net income was $140 million in the second quarter, up from $123 million during the same quarter in 2005. On a year-to-date basis, net income was $306 million versus $189 million for the first six months of 2005. Income before unusual items and future income taxes in the second quarter and year to date in 2006 was $151 million and $348 million, respectively, compared with $162 million and $222 million for the same periods of 2005.

”We are pleased with our second quarter results,” said Jim Popowich, President of Fording Canadian Coal Trust. “Cash returns to unitholders continued to be substantial, although we are seeing the impact of the lower 2006 coal year pricing, which came into effect during the quarter. Elk Valley Coal’s sales volumes were up from the first quarter, and there are some encouraging signals in the steel market that should result in better second-half coal sales.”

Mr. Popowich continued: “The settlement of labour contracts at our Fording River and Elkview mines was an important accomplishment in the quarter. We now have multi-year agreements in place at all the unionized operations in the Elk Valley.”

Highlights:

▪

Cash available for distribution was $147 million for the quarter, or $1.00 per unit, down slightly from $151 million for 2005. Cash available for distribution for the year to date was $349 million, up from $221 million for 2005. Distributions to unitholders for the quarter were $1.00 per unit and were $2.40 per unit for the first six months compared with $0.93 per unit and $1.37 per unit, respectively, for 2005.

▪

The average coal price in the second quarter of 2006 was US$116 per tonne, which was up 23% from the same quarter of 2005. On a year-to-date basis, coal prices were $119 per tonne in 2006, up 51% from $79 per tonne for the previous year. Average prices in Canadian dollar terms for the second quarter of 2006 increased 11% to $133 per tonne, and year to date coal prices increased 39% to $142 per tonne. The smaller increases in Canadian dollar price reflect a stronger Canadian dollar.

Fording Canadian Coal Trust	- 1 -

▪

Coal sales volumes of 3.5 million tonnes and 6.6 million tonnes for the second quarter and the year to date, respectively, were 8% lower than 2005 levels due to the termination of contracts with the majority of customers in China and some other customers not taking deliveries of coal shipments as anticipated.

▪

Elk Valley Coal’s unit cost of product sold increased 29% to $39.20 per tonne compared with the second quarter of 2005 primarily due to higher mining costs. The unit cost of product sold increased $0.60 per tonne compared with the first quarter because of one-time costs associated with long-term labour settlements during the quarter. The cost of product sold increased to $38.90 per tonne, or 32%, for year to date.

▪

Unit transportation costs in Elk Valley Coal for the second quarter decreased $0.30 per tonne to $37.40 compared with the same quarter of 2005. For the 2006 year to date, unit transportation costs were $37.60 per tonne, up $3.50 per tonne, from the first half of 2005 due to higher rail and port rates that took effect during the second quarter of 2005.

▪

Mr. Boyd Payne will join Elk Valley Coal as President and Chief Executive Officer in the third quarter. Mr. Payne was most recently the Vice President, Marketing for the BHP Billiton Mitsubishi Alliance. It is anticipated that Mr. Payne will assume the responsibilities of president of the Trust from Mr. Popowich by year end. Mr. Jim Popowich will retire after 37 years of service with Fording Canadian Coal Trust and Elk Valley Coal and their predecessor companies following a transition period.

Conference Call and Webcast

A conference call to discuss these results will be held Tuesday, July 19 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-796-7558 or 416-644-3414 approximately 10 minutes prior to the call. A live and archived audio webcast of the conference call will also be available on the Trust’s website www.fording.ca.

About Fording Canadian Coal Trust

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

For further information contact:

Paul Armstrong

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

Ph: 403-260-5215

Ph: 403-260-9817

Email:  investors@fording.ca

Website:  www.fording.ca

Fording Canadian Coal Trust	- 2 -

July 18, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis, dated July 18, 2006, should be read in conjunction with Fording Canadian Coal Trust’s unaudited consolidated financial statements and the notes thereto for the quarter ended June 30, 2006, management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2005, and other public disclosure documents of the Fording Canadian Coal Trust and its predecessors.

The Trust reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless otherwise stated.

Fording Canadian Coal Trust

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of NYCO and Fording LP, which holds a 60% interest in Elk Valley Coal. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

References to “we” and “our” in management’s discussion and analysis are to the Trust and its subsidiaries. References to Elk Valley Coal are either to Elk Valley Coal Partnership or to the Trust’s Elk Valley Coal segment as the context requires. Our Elk Valley Coal segment includes our interest in the Elk Valley Coal Partnership and certain financial transactions of our subsidiaries that relate to the segment, such as foreign currency hedging activity and mineral taxes.

Elk Valley Coal

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.

Elk Valley Coal is the second largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal that is used primarily for making coke by integrated steel mills, which account for approximately 60% of worldwide steel production. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.

Elk Valley Coal has an interest in six mining operations. The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest and is accounted for on a proportionate basis. Effective August 1, 2005, the Elkview operation was contributed to the Elkview Mine Limited Partnership in which Elk Valley Coal owns, directly and indirectly, a 95% general partnership interest, which is consolidated into the accounts of Elk Valley Coal and the Trust.

NYCO

NYCO consists of subsidiaries of the Trust that operate wollastonite mining operations in New York State and Mexico, and a tripoli mining operation in Missouri. NYCO is a leading producer of wollastonite.

Wollastonite is an industrial mineral that is used in the manufacture of automotive composites, adhesives and sealants, metallurgical fluxes, friction material, paints and corrosion-resistant coatings, fire-resistant construction wallboard, cement-based products and ceramics. Tripoli is an industrial mineral that is used primarily in buffing and polishing applications.

Fording Canadian Coal Trust	- 3 -

July 18, 2006

Non-GAAP Financial Measures

This management’s discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, and income before unusual items and future income taxes, that are not measures recognized under GAAP in Canada or the United States, and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position and are relevant measures of the ability of the Trust to earn and distribute cash to unitholders.

Caution on Forward-looking Information

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ’Results of Operations’, ‘Liquidity and Capital Resources’, ‘Outlook’, and ‘Changes in Accounting Policies’.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this management’s discussion and analysis, please refer to the sections entitled Caution Regarding Forward-Looking Statements.

Fording Canadian Coal Trust	- 4 -

July 18, 2006

Overview

The table below summarizes our financial results and some of our key operating statistics on a consolidated basis.

	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except as noted)	2006	2005	2006	2005

Revenue	$472.5	$468.9	$957.8	$763.8
Income from operations	$173.4	$179.7	$390.8	$247.3
Net income	$140.2	$123.3	$305.5	$188.6
Add (deduct):
Change in accounting policy for raw coal*	-	-	31.7	-
Reduction of interest in Elk Valley Coal	-	-	-	(9.5)
Future income tax expense (reversal)	11.0	38.4	10.6	43.0

Income before unusual items and future income taxes	$151.2	$161.7	$347.8	$222.1

Basic and diluted earnings per unit**:
Net income	$0.95	$0.84	$2.08	$1.28
Income before unusual items and future income taxes	$1.03	$1.10	$2.37	$1.51

Elk Valley Coal Statistics:
Coal production (million tonnes)	3.3	4.1	6.8	8.1
Coal sales (million tonnes)	3.5	3.8	6.6	7.2
Average sales price
US$/tonne	$116.10	$94.00	$119.00	$78.60
CDN$/tonne	$133.00	$119.40	$142.10	$102.40

Operating expenses
Cost of product sold (CDN$/tonne)	$39.20	$30.40	$38.90	$29.40
Transportation (CDN$/tonne)	$37.40	$37.70	$37.60	$34.10

NYCO Statistics (Wollastonite only):
Sales (thousands of tonnes)	29	24	53	45
Average sales price (US$/tonne)	$346	$384	$354	$389

* See page 9.

**All per unit amounts and outstanding units have been restated to reflect the three-for-one unit split that occurred in the third quarter of 2005.

Second Quarter

Our second quarter net income improved $17 million to $140 million largely due to lower income tax expense in 2006. In the comparative period of 2005, we were potentially subject to Canadian corporate income taxes due to high earnings. We reorganized the Trust during the third quarter of 2005 (the 2005 Arrangement) and created a flow-through structure for Canadian corporate income tax purposes, thereby maintaining one of the original objectives of the Trust.

Income from operations decreased slightly from 2005 due to lower coal sales volumes and higher unit cost of product sold. Revenue increased slightly as higher US dollar coal prices were largely offset by

Fording Canadian Coal Trust	- 5 -

July 18, 2006

lower sales volumes and a stronger Canadian dollar. The unit cost of product sold for coal sales increased 29% due to higher mining costs.

Income before unusual items and future income taxes is a non-GAAP measure of earnings. It adds back to GAAP net income the impact of future taxes, which are non-cash, and unusual items that are significant and not expected to be recurring, and is meant to provide further indication of our ability to earn and distribute cash to unitholders on an ongoing basis. Net income before unusual items and future income taxes decreased slightly to $151 million and reflects higher current provincial mineral taxes and Crown royalties and slightly lower operating earnings.

Year to Date

Year-to-date net income increased $117 million to $306 million largely due to higher coal prices, offset to some extent by lower coal sales volumes and higher operating costs in Elk Valley Coal, and lower Canadian corporate income tax expense as a result of the 2005 Arrangement.

Income from operations increased 58% from 2005 to $391 million mainly due to higher coal sales prices. Revenue increased 25% to $958 million on higher US dollar coal prices, which were up 51%, offset to some degree by lower sales volumes and a stronger Canadian dollar. The unit cost of product sold for coal sales increased 32% with higher mining costs, and transportation costs were up 10% due to increased rail and port rates.

Income before unusual items and future income taxes increased $126 million on strong operating results and includes an add back of a $32 million pre-tax charge to earnings to reflect the impact of new accounting rules relating to raw coal inventory. Additional details on the new accounting rules are provided in note 3 to the Consolidated Financial Statements.

Cash Available for Distribution

Cash available for distribution is the term used by us to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with our distribution policy. Although we use the term cash available for distribution (referred to as “Distributable Cash” in the Declaration of Trust), it is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, our determination and use of the term cash available for distribution may not be comparable with similarly named measures presented by other trusts.

The cash available for distribution from our investments and the distributions made by the Trust are set forth in the table below.

	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except as noted)	2006	2005	2006	2005

Cash available for distribution	$147.3	$151.2	$348.8	$221.0
Distributions declared	$147.0	$137.2	$352.8	$200.9

Average number of units
outstanding (in millions)	147.0	147.0	147.0	147.0

Per unit amounts:
Cash available for distribution	$1.00	$1.03	$2.37	$1.50
Distributions declared	$1.00	$0.93	$2.40	$1.37

Fording Canadian Coal Trust	- 6 -

July 18, 2006

Since the formation of the Trust, cash available for distribution on a cumulative basis has exceeded distributions to unitholders by $4 million, or approximately $0.03 per unit.

Financial Position

Our working capital position increased approximately $97 million to $152 million since December 2005, including an increase of cash. Accounts receivable decreased mostly due to the timing of collections. Inventory decreased due to the write off of raw coal on the adoption of new accounting rules offset somewhat by higher clean coal inventories, which reflects coal production exceeding sales volumes. Current liabilities decreased largely as a result of lower distributions payable to unitholders. We improved our short-term liquidity position during the first quarter by refinancing with long-term debt expansion capital expenditures that had previously been funded by working capital.

Trust Reorganization

At the 2005 Annual and Special Meeting, unitholders approved a two-step reorganization of the Trust and its subsidiaries pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act. The first step was the 2005 Arrangement, which was completed on August 24, 2005 and effectively resulted in distributions received from Elk Valley Coal and NYCO being taxed at the unitholder level. The second step to reorganize into a royalty trust was not completed and unitholders have since approved a modified royalty reorganization structure at the Annual and Special Meeting on May 2, 2006 (the 2006 Arrangement).

The 2006 Arrangement, subject to the receipt of a favourable advance tax ruling from the Canada Revenue Agency, will result in the reorganization of the assets and liabilities of the Trust under a new trust that is a royalty trust. This new royalty trust will be a successor trust and qualify for an exemption from a provision in Canadian income tax laws that limits the level of foreign ownership of units of income trusts. It will not change the distribution policy of the Trust or, in itself, affect the amount of cash available for distribution to unitholders. It will not require any further action on the part of unitholders. Unitholders will receive one unit of the new royalty trust for each unit that they presently own of the Trust. For unitholders who hold unit certificates (as opposed to owning units through a brokerage account), there is no requirement to obtain new certificates. The Trust unit certificates that they presently have will represent the same number of units of the new royalty trust after the reorganization that the certificates currently represent in the Trust units.

Fording Canadian Coal Trust	- 7 -

July 18, 2006

Results of Operations

Elk Valley Coal

	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except as noted)	2006	2005	2006	2005

Statistics

Coal production (millions of tonnes)	3.3	4.1	6.8	8.1
Coal sales (millions of tonnes)	3.5	3.8	6.6	7.2

Average sales price (per tonne)
US$	$116.00	$94.00	$119.00	$78.60
CDN$ [1]	$133.00	$119.40	$142.10	$102.40

Operating expenses (per tonne)
Cost of product sold	$39.20	$30.40	$38.90	$29.40
Transportation	$37.40	$37.70	$37.60	$34.10

Income from operations

Revenue	$459.8	$456.9	$933.2	$740.8
Cost of product sold	135.4	116.3	255.3	212.8
Transportation	129.5	144.4	247.0	246.6
Selling, general and administration	8.0	3.9	13.4	7.0
Depreciation and depletion	12.4	9.9	23.5	21.4

Income from operations	$174.5	$182.4	$394.0	$253.0

[1] Includes the effects of our
foreign currency hedges

Coal sales volumes for the second quarter and year to date of 2006 were down approximately 8% from the same periods in 2005, reflecting the termination of 2005 coal year contracts with the majority of customers in China and some other customers not taking deliveries of coal shipments as anticipated. These elements were considered in our sales guidance of 22 million to 25 million tonnes of sales by Elk Valley Coal during calendar 2006.

Average US dollar coal prices increased 23% to $116 per tonne as a result of the carry over of higher 2005 coal year prices into the second quarter of 2006 compared with the carry over of very low 2004 coal year prices into the same quarter last year. Average US dollar coal prices increased 51% for the year to date for 2006 because of sharply higher 2005 coal year prices. Average Canadian dollar prices rose 11% and 39% for the second quarter and year to date of 2006, respectively, which is less than the US dollar increases due to a stronger Canadian dollar.

Second quarter average US dollar prices declined from the $122 per tonne in the first quarter as lower 2006 coal year prices took effect, offset by the carry over of sales from the previous coal year. As there is little remaining carry over of 2005 sales, US dollar prices are expected to decline further in the third quarter and for the next three quarters are expected to approximate 2006 coal year prices of US$107 per tonne.

The unit cost of product sold increased 29% to $39.20 per tonne for the quarter and 32% to 38.90 per tonne for the year-to-date. This reflects the continuation of the high cost of mining inputs, such as energy and other consumables, as well as lower production volumes, higher strip ratio during plant shutdowns and longer haul distances. The unit cost of product sold increased marginally from the first quarter.

Fording Canadian Coal Trust	- 8 -

July 18, 2006

The unit cost of product sold in the second quarter of 2006 also reflects the one-time costs and signing bonuses associated with new 5-year labour agreements with the unions at the Fording River and Elkview mines, which were settled during the quarter. All four of the unionized operations in the Elk Valley now have long-term collective agreements with expiries ranging from May 2009 through April 2011, providing for labour stability for much of Elk Valley Coal’s production capacity. The collective agreement at the Cardinal River operation expires in June 2007.

Unit transportation costs in the second quarter of 2006 decreased marginally to $37.40 per tonne. On a year-to-date basis, unit transportation costs increased 10% to $37.60 per tonne compared with the first half of 2005 as a result of higher rail and port rates that took effect in the second quarter of 2005.

Elk Valley Coal received notice that it was unsuccessful in its arbitration with Westshore Terminals regarding the loading rate to be charged for the Elkview operation effective April 1, 2005. The decision has no impact on the rates that Elk Valley Coal has been paying.

Selling, general and administration expenses increased from 2005 due to the costs associated with the impending retirement of the President of the Trust, which were disclosed as a contingent item in our audited financial statements for 2005.

NYCO

	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except as noted)	2006	2005	2006	2005

Statistics - Wollastonite

Sales (thousands of tonnes)	29	24	53	45
Average sales price (US$ per tonne)	$373	$384	$386	$389
Average sales price (CDN$ per tonne)	$418	$478	$439	$456

Income from operations

Revenue	12.7	$12.0	24.6	$23.0
Cost of product sold	7.3	7.8	14.9	15.5
Transportation	2.3	1.8	4.5	3.6
Selling, general and administration	1.1	1.1	2.1	2.1
Depreciation and depletion	0.9	1.1	1.8	2.2

Income (loss) from operations	$1.1	$0.2	$1.3	$(0.4)

Income from the NYCO operations increased $1 million in the quarter and $2 million year-to-date primarily due to higher sales volumes. Average Canadian dollar prices were lower in 2006 due to product mix and a stronger Canadian dollar.

NYCO’s focus is on increased sales volumes as a result of the introduction of new products and applications. Actual results will depend to a large degree on economic activity in NYCO’s markets and its success with new targeted sales applications. We are continuing to assess a range of strategic alternatives for NYCO to identify opportunities to maximize the value of this investment.

Other Income (Expense)

Interest expense increased for the second quarter and year to date of 2006 as a result of higher debt levels and rising short-term interest rates.

Fording Canadian Coal Trust	- 9 -

July 18, 2006

Other income and expense items for the second quarter and year to date of 2006 include the non-controlling interest in the earnings of the Elkview mine. It also includes net foreign exchange gains on US dollar denominated debt and unhedged accounts receivable compared with net losses in 2005. Also, effective January 1, 2006, the Trust adopted a new accounting rule that changed its practice of recognizing raw coal exposed in the mining bench and stockpiled in the pit as in-process inventory. Under the new rule, this raw coal is not considered to be inventory as it has not been extracted from the mine. The value of the in-pit raw coal inventories at January 1, 2006 was adjusted, which resulted in a pre-tax charge to income of $32 million and reduced inventory by the same amount.

Income Taxes

In prior years, income tax expense has consisted primarily of Canadian corporate income taxes, British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal and, to a lesser extent, foreign income tax related to NYCO. The Trust’s 2005 Arrangement resulted in distributions received from Elk Valley Coal being taxed primarily at the unitholder level.

Income taxes for the second quarter were $32 million compared with $50 million in 2005. For the 2006 year to date, income taxes decreased to $50 million from $59 million. No Canadian corporate income taxes were recognized in 2006 as a result of the 2005 Arrangement. Mineral taxes and Crown royalties were higher compared with 2005 because of an increase in taxable cash flows generated by Elk Valley Coal and an assessment of returns filed in prior years.

Liquidity and Capital Resources

Cash and cash equivalents increased to $160 million in the second quarter of 2006 from $1 million during the same period in 2005 mainly as a result of the draw down of additional long-term debt. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal, which improved substantially in 2006 compared with the same period in 2005 due primarily to higher coal sales prices. Cash flows from operating activities include changes in working capital that can fluctuate from period to period.

Cash flows from operating activities, before changes in non-cash working capital, less sustaining capital expenditures is the primary contributor to cash available for distribution. Deducting sustaining capital expenditures to arrive at cash available for distribution ensures that cash is first used to sustain the productive capacity of our investments to generate future income. Changes in non-cash working capital are financed by the Trust’s and Elk Valley Coal’s available lines of credit.

Capital spending decreased to $7 million and $13 million for the second quarter and year to date of 2006, respectively, due to the substantial completion of expansion projects at the Fording River, Elkview and Cardinal River mines by the end of 2005.

Capital expenditures	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2006	2005	2006	2005

Sustaining capital	$5.8	$14.7	$10.0	$20.1
Expansion capital	1.0	22.2	3.2	45.9

	$6.8	$36.9	$13.2	$66.0

During the first quarter of 2006, the bank credit facilities of the Trust and Elk Valley Coal were increased to $600 million in total from $550 million by increasing the amount committed to Elk Valley Coal to $200 million. Long-term debt has increased by $125 million from the end of 2005. This additional long-term debt largely refinances the capital expansions undertaken during 2004 and 2005, which were funded in part by working capital. By improving our short term liquidity position we have enhanced flexibility to

Fording Canadian Coal Trust	- 10 -

July 18, 2006

manage our cash flows. Other uses of bank facilities include letters of credit or guarantee of which our share was $50 million, leaving our share of unused bank facilities of $134 million at June 30, 2006.

There have been no significant changes since December 31, 2005 with regards to our purchase commitments and obligations. There are no capital projects or major purchase commitments expected for the remainder of the year that will significantly affect our available capital resources.

Adequate credit facilities are available to fund working capital, expected capital spending requirements for expansion plans and other requirements. We anticipate that Elk Valley Coal and NYCO have the ability to generate sufficient funds from operating and financing activities to maintain their productive capacity and to fund planned growth and development activities.

To help manage exposure to currency fluctuations and protect unitholder distributions, foreign exchange forward contracts are sometimes used to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The amount fixed takes into account the existing foreign exchange forward contracts of Fording LP and Elk Valley Coal. Our policy has maximum but no minimum limits. During the second quarter, Fording LP entered into US$571 million of foreign exchange forward contracts for the April 1, 2006 to March 31, 2007 time period. No contracts were entered into by Elk Valley Coal. A summary of the Trust’s aggregate hedge position is provided in note 9 to the Consolidated Financial Statements.

Outlook

Our financial results, and therefore the amount of cash available for distribution, are highly dependent on key variables such as coal prices, coal production and sales volumes, commitments under foreign exchange forward contracts, the US/Canadian dollar exchange rate, production and transportation costs, sustaining capital expenditures and other financial and legal requirements.

Coking Coal Markets

Elk Valley Coal’s average 2006 coal year prices for the period April 1, 2006 to March 31, 2007 across all coal products is expected to be approximately US$107 per tonne compared with US$122 per tonne for the 2005 coal year. On a calendar-year basis, and taking into account the carry over of 2005 coal year sales, the average calendar-year price is expected to be approximately US$112 per tonne, up from the average 2005 calendar-year price of US$99 per tonne. Average coal prices decreased during the second quarter as lower 2006 coal year prices took effect, offset to some extent by the carry over of sales from the prior coal year. Coal prices will decrease further during the third quarter so that for the next three quarters they will approximate 2006 coal year prices.

In late 2004 and early 2005, some integrated steel mills overbought coal to protect against supply interruptions that did not occur and, in addition, some steel mills reduced production during 2005 in response to a developing oversupply of steel. Both of these factors contributed to higher-than-normal coal inventories at the steel mills and reduced requirements for hard coking coal during late 2005 and early 2006.

There are some encouraging signs that the coal purchases may improve over the coming quarters. Steel mills reacted very quickly to the developing oversupply issue in 2005 and steel prices in most regions are now rising. This can be a positive leading indicator of production increases, resulting in higher metallurgical coal demand. Also, some of the benefits of the long-term sales initiatives of Elk Valley Coal should provide for increased sales during the 2006 and 2007 coal years.

Demand for Elk Valley Coal’s hard coking coal products may be tempered by the fact that the current price differentials between higher-quality hard coking coal and lower-quality metallurgical coals are very wide by historical standards.

Fording Canadian Coal Trust	- 11 -

July 18, 2006

Other factors may also influence the seaborne hard coking coal markets over the coming quarters. Over time, it is expected that continued economic expansion in China and India will require these nations to consume additional hard coking coal, which may benefit the seaborne market. Production or shipment interruptions are a normal part of the business, which can impact sales and shipments of coal generally over the short term. Also, while the supply of hard coking coal increased over the last year, material quantities of new hard coking coal supply are not expected in the near term due to the lead time to develop mines, and infrastructure constraints in primary producing regions.

These market conditions, taken together with normal variations in sales and operations, allow for a great deal of variability in Elk Valley Coal’s sales volumes for calendar year 2006, which are still expected to be within the range of 22 to 25 million tonnes. However, an oversupply of steel from a weakening of global economies or significant exports from China, for example, could result in reduced coal shipments that could cause sales to be toward the lower end of the range. On the other hand, rising steel production, combined with coal production or shipment interruptions of other suppliers, could result in sales toward the higher end of that range, though sales at this level will be more difficult to achieve.

It is of note that there is a global shortage of haul truck tires that may continue until the end of 2007 or into 2008. Elk Valley Coal estimates that its sales are not expected to be impacted unless sales and inventory levels are such that production must exceed a rate of 24 million to 25 million tonnes per annum for a sustained period.

Coal Production and Costs

The pressures that led to rapidly increasing cost of product sold during the second half of 2005 and into 2006 have eased. The unit cost of product sold for the 2006 year are expected to be in the range of costs experienced during the first quarter of 2006 provided the cost of key inputs, such as fuel and consumables, remain at current levels. Maintenance and vacation shut downs are planned for the third quarter, during which mine operations will continue in some capacity. Traditionally this has resulted in higher unit costs of product sold for the quarter. We anticipate the unit cost of product sold to be lower during the fourth quarter due to generally good equipment availability following a shutdown period for maintenance.

Further, production from the mines will be dependent on sales due to the current high inventory levels of Elk Valley Coal. Should sales volumes be at the low end of the range, Elk Valley Coal would have to take steps to reduce coal production, such as focusing on advancing stripping activities, which would tend to increase the unit cost of product sold during this period.

While strip ratios are expected to remain relatively constant over the next few years, haul distances will increase as overburden from new pits is placed on existing spoils, or on new spoils that are constructed in conjunction with the new pits. Also, coal yields can vary as the characteristics of the coal seams change.

Transportation Costs

Elk Valley Coal expects rail service levels to be sufficient to move its planned production volumes in 2006. Average rail rates for the 2006 coal year for transportation of coal to west-coast ports will decline compared with the 2005 rate, while the average rail rate will increase on a calendar-year basis. Transportation costs are expected to be $37 to $39 per tonne for calendar 2006.

A significant portion of port rates at Westshore Terminals vary with the Canadian dollar price of coal. Loading costs for the handling of coal at Neptune Terminals are based on the actual costs incurred.

Capital Expenditures

Our share of capital expenditures for 2006 is expected to be approximately $50 million, substantially all of which will be for sustaining operations. Capital spending in the second half of 2006 will be higher than in the first half of the year due to the timing of the planned projects.

Fording Canadian Coal Trust	- 12 -

July 18, 2006

Mineral Taxes and Crown Royalties

The weighted average current tax rate for British Columbia mineral taxes and Alberta Crown royalties over the next several years is expected to approximate the maximum rate of 13%. The Line Creek operation is anticipated to continue to incur the low, 2% rate of tax for current British Columbia mineral taxes payable over the next few years, even if coal prices remain strong.

Sensitivities

The table that follows outlines the approximate sensitivity of cash available for distribution per unit for the remainder of 2006 based on changes in certain key variables. These sensitivities are calculated before any cash reserve and include our distribution entitlement in Elk Valley Coal, take into account our current foreign currency hedges and are based on the weighted average number of units expected to be outstanding throughout the balance of the year.

Variable	Change	$ /unit

Cost of coal product sold	CDN$1.00/tonne	$ 0.04
Price of coal	US$1.00/tonne	$ 0.05
Elk Valley Coal’s sales	1,000,000 tonnes	$ 0.19
US/Canadian dollar exchange rate	US 1 cent	$ 0.01
Capital expenditures of the Trust	CDN$1 million	$ 0.01

Executive Changes

Mr. Boyd Payne will join Elk Valley Coal as President and Chief Executive Officer in the third quarter. Mr. Payne was most recently the Vice President, Marketing for the BHP Billiton Mitsubishi Alliance. It is anticipated that Mr. Payne will assume the responsibilities of president of the Trust from Mr. Popowich by year end. Mr. Jim Popowich will retire after 37 years of service with Fording Canadian Coal Trust and Elk Valley Coal and their predecessor companies following a transition period.

Number of Units Outstanding

There were approximately 147 million trust units outstanding on June 30 and July 18, 2006. Approximately 55,500 options were outstanding under the exchange option plan on the same dates.

Change in Accounting Policy

The CICA Emerging Issues Committee has issued EIC - 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation”, effective for years commencing on or after July 1, 2006. The Trust has adopted the guidance of this Abstract effective January 1, 2006 on a prospective basis. The Abstract requires the cost of stripping activities during the production phase of the mine be accounted for according to the benefit received by the Trust. Generally, such costs would be expensed as variable production costs; however, the costs would be capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity. The Trust’s accounting policies with respect to these stripping costs has been consistent with the guidance provided in the Abstract. Any capitalized stripping costs will be described as investing activities in the cash flow statement, and will be depleted on a unit-of-production basis over the life of the reserves that directly benefit from the specific stripping activity.

This Abstract also clarifies that minerals or coal must be produced, or extracted from the mine, to be considered inventory, which requires the Trust to change its accounting policy with respect to mineral and raw coal inventory. The Trust previously considered minerals and raw coal exposed in the mining bench

Fording Canadian Coal Trust	- 13 -

July 18, 2006

and stockpiled in the pit to be in-process inventory. The adoption of the guidance in the Abstract resulted in a $32 million reduction of inventory and an equivalent charge to income as of January 1, 2006.

Risk Factors

Unitholders should refer to the ‘Risk Factors’ in the Trust’s 2005 Management’s Discussion and Analysis, and Annual Information Form for other factors that could potentially impact the Trust’s financial performance and its ability to meet its targets.

Caution Regarding Forward-Looking Statements

This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled ‘Overview’, ’Results of Operations’, ‘Liquidity and Capital Resources’, ‘Outlook’, and ‘Changes in Accounting Policies’.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate. These factors include, but are not limited to: the dependency of the Trust on cash distributions from Elk Valley Coal; interest rate fluctuations and other factors affecting yield; the potential liability of the Trust for income tax; potential changes in the taxation of income trusts; the nature of the Trust’s units, particularly that distributions on the Trust’s units are not fixed; changing levels of non-resident ownership and the effectiveness of measures required to limit non-resident ownership; dilution resulting from the issuance of additional units; the magnitude of capital expenditures incurred by Elk Valley Coal or NYCO; the negative impact of paying for unfunded liabilities such as pension, post-retirement benefits or asset retirement obligations; restrictions on potential growth resulting from the payout of available cash to unitholders; the availability of credit facilities for capital expenditure requirements, limitations imposed by credit facilities restricting the ability of the Trust or Elk Valley Coal to incur debt, dispose of assets or pay distributions; conflicts of interest between the Trust, Elk Valley Coal and the managing partner of Elk Valley Coal; operational risks affecting funds available to the Trust for distribution to unitholders; operational issues at minesites; disruption or delays in construction at minesites; shortage and quality of mining equipment and related operating supplies, including haul truck tires; cost increases for mining equipment and services; increasing mining and energy costs; foreign currency exchange rate fluctuations; risks inherent in the use of derivative instruments; dependency on major customers; the ability of Elk Valley Coal and NYCO to attract and retain skilled personnel; the lack of new applications for wollastonite and other industrial minerals; health issues associated with tremolite and tripoli; changes in environmental laws which could have a negative impact on Elk Valley Coal’s operations and profitability; uncertainties surrounding applications for permits and permitting processes; accuracy of liability accruals; assertion of aboriginal rights claims; changes in commodity prices; changes in steel-making methods and other technological changes; the strength of the various economies that purchase significant amounts of coking coal or steel products; difficulties and uncertainties inherent in operating and selling products in foreign countries; changes in regulations relating to the use of metallurgical coal and industrial minerals; the magnitude of the Trust’s interest in Elk Valley Coal; the effectiveness of the managing partner of Elk Valley Coal in managing the partnership’s affairs; the effects of competition and pricing pressures in the metallurgical coal and industrial minerals markets; risks inherent in the mining industry and the inability of Elk Valley Coal or the Trust to insure against certain of these risks; the oversupply of, or lack of demand for, metallurgical coal and/or industrial minerals; events which could disrupt operations and/or the transportation of products, including labour stoppages related to industrial accidents, work stoppages,

Fording Canadian Coal Trust	- 14 -

July 18, 2006

renegotiation of collective agreements and/or severe or abnormal weather conditions or natural disasters; demand for, availability and pricing of rail, port and other transportation services; management’s ability to anticipate and manage the risks to which Elk Valley Coal and/or the Trust are exposed; uncertainty involving the geology of mineral deposits; uncertainty of estimates of the size or composition of mineral deposits; uncertainty of estimates of reserves and resources; uncertainty of projections relating to costs of production and transportation or estimates of market prices for the mineral; the possibility of delays in mining activities; changes in plans with respect to exploration, development projects or capital expenditures; risks relating to health, safety and environmental matters; and general economic, business and market conditions.

The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2007 or 2008; settlement of current collective bargaining disputes on terms acceptable to management and an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; delayed coal shipments in 2005 will not materially impact customer demand in 2006; existing inventories will not result in decreased sales volumes; no further moratoriums on advance tax rulings for the Canada Revenue Agency; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax regulatory environment.

The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent consolidated financial statements, management’s discussion and analysis, management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s US public filings, including the Trust’s most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

______________________________________________

Fording Canadian Coal Trust	- 15 -

July 18, 2006

CONSOLIDATED STATEMENTS OF INCOME
(unaudited)
	Three months ended		Six months ended
(millions of Canadian dollars,	June 30		June 30
except per unit amounts)	2006	2005	2006	2005

Revenues	$472.5	$468.9	$957.8	$763.8

Expenses
Cost of product sold	142.7	124.1	270.2	228.3
Transportation	131.8	146.2	251.5	250.2
Selling, general and administration	11.2	7.8	19.8	14.0
Depreciation and depletion	13.4	11.1	25.5	24.0

	299.1	289.2	567.0	516.5

Income from operations	173.4	179.7	390.8	247.3

Other income (expense)
Interest expense	(4.7)	(2.7)	(8.5)	(5.4)
Gain on corporate reorganization	-	-	-	9.5
Other items, net (note 4)	3.4	(3.5)	(26.7)	(4.2)

Income before taxes	172.1	173.5	355.6	247.2

Income tax expense (note 5)	31.9	50.2	50.1	58.6

Net income	$140.2	$123.3	$305.5	$188.6

Average number of units
outstanding (millions) (note 10)	147.0	147.0	147.0	147.0

Basic and diluted earnings per unit (note 10)	$0.95	$0.84	$2.08	$1.28

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)
	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2006	2005	2006	2005

Balance - beginning of period	$1,340.1	$405.9	$1,174.8	$340.6

Net income	140.2	123.3	305.5	188.6

Balance - end of period	$1,480.3	$529.2	$1,480.3	$529.2

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 16 -

July 18, 2006

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2006	2005	2006	2005

Operating activities
Net income	$140.2	$123.3	$305.5	$188.6
Items not using (providing) cash:
Depreciation and depletion	13.4	11.1	25.5	24.0
Change in accounting policy	-	-	31.7	-
Reduction of interest in EVCP	-		-	(9.5)
Provision for asset retirement obligations, net	0.8	0.6	1.6	1.6
Future income taxes	10.9	38.4	10.6	43.0
Unrealized foreign exchange (gain) / loss
on long-term debt	(8.9)	2.7	(8.6)	2.0
(Gain) / loss on disposal of assets	(0.4)	0.1	(0.8)	0.1
Non-controlling interest	1.6	-	3.6	-
Other items, net	(2.1)	0.2	(8.7)	1.0

	155.5	176.4	360.4	250.8

Increase (decrease) in non-cash working capital	30.4	(109.2)	19.9	(123.3)

Cash from operating activities	185.9	67.2	380.3	127.5

Investing activities
Additions to capital assets	(6.8)	(36.9)	(13.2)	(66.0)
Proceeds on disposal of capital assets	1.0	0.6	1.2	0.7
Other investing activities, net	(1.6)	0.6	0.3	-

Cash used in investing activities	(7.4)	(35.7)	(11.7)	(65.3)

Financing activities
Distributions paid	(205.8)	(63.7)	(441.0)	(127.4)
Increase (decrease) in long-term debt	7.1	(20.2)	134.3	(0.3)
Issuance of units, net	-	-	0.3	0.1
Other financing activities, net	(0.3)	3.4	(2.4)	1.9

Cash used in financing activities	(199.0)	(80.5)	(308.8)	(125.7)

Increase (decrease) in cash and equivalents	(20.5)	(49.0)	59.8	(63.5)

Cash and cash equivalents
- beginning of period	180.4	50.0	100.1	64.5

Cash and cash equivalents - end of period	$159.9	1.0	$159.9	$1.0

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 17 -

July 18, 2006

CONSOLIDATED BALANCE SHEETS
(unaudited)
	June 30	December 31
(millions of Canadian dollars)	2006	2005

Assets

Current assets
Cash and cash equivalents	$159.9	$100.1
Accounts receivable	109.8	153.3
Inventory	170.9	188.0
Prepaid expenses	8.0	3.5

	448.6	444.9

Capital assets	672.4	695.2

Goodwill	21.6	21.6

Other assets	27.1	20.9

	$1,169.7	$1,182.6

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$111.4	$116.2
Income taxes payable	36.8	36.2
Distributions payable	147.0	235.2
Current portion of long-term debt	1.7	1.8

	296.9	389.4

Long-term debt (note 7)	340.1	215.2

Other long-term liabilities (note 8)	97.8	103.1

Future income taxes (note 5)	70.5	60.2

Commitments and contingencies (note 9)	-	-

	805.3	767.9

Unitholders' equity (note 10)

Trust units	359.7	359.4
Accumulated earnings	1,480.3	1,174.8
Accumulated cash distributions	(1,477.2)	(1,124.4)
Foreign currency translation adjustments	1.6	4.9

	364.4	414.7

	$1,169.7	$1,182.6

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

Fording Canadian Coal Trust	- 18 -

Notes to Consolidated Financial Statements (unaudited)	July 18, 2006

1.  STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS

Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust created pursuant to a declaration of trust and governed by the laws of Alberta. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of NYCO and Fording LP, which holds a 60% interest in Elk Valley Coal. Elk Valley Coal owns and operates six metallurgical coal mines in British Columbia and Alberta. NYCO mines and processes wollastonite and other industrial minerals at two operations in the United States and Mexico. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.

Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. The consolidated financial statements of the Trust reflect its proportionate interest in Elk Valley Coal.

These consolidated financial statements should be read in conjunction with the Trust’s 2005 annual consolidated financial statements and notes thereto and other public disclosure documents of the Trust.

The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis for 2005.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2005 except for the change in accounting policy discussed below.

Certain comparative figures have been reclassified to conform to the presentation adopted in 2006.

3.  CHANGE IN ACCOUNTING POLICY

The CICA Emerging Issues Committee has issued EIC - 160, “Stripping Costs Incurred in the Production Phase of a Mining Operation”, effective for years commencing on or after July 1, 2006. The Trust has adopted the guidance of this Abstract effective January 1, 2006 on a prospective basis. The Abstract requires the cost of stripping activities during the production phase of the mine be accounted for according to the benefit received by the Trust. Generally, such costs would be expensed as variable production costs; however, the costs would be capitalized if they can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves that will be produced in future periods that would not have otherwise been accessible in absence of the stripping activity. The Trust’s accounting policies with respect to these stripping costs has been consistent with the guidance provided in the Abstract. Any capitalized stripping costs will be described as investing activities in the cash flow statement, and will be depleted on a unit-of-production basis over the life of the reserves that directly benefit from the specific stripping activity.

This Abstract also clarifies that minerals or coal must be produced, or extracted from the mine, to be considered inventory, which requires the Trust to change its accounting policy with respect to mineral and raw coal inventory. The Trust previously considered minerals and raw coal exposed in the mining bench and stockpiled in the pit to be in-process inventory. The adoption of the guidance in the Abstract resulted in a $31.7 million reduction of inventory and an equivalent charge to income as of January 1, 2006.

Fording Canadian Coal Trust	- 19 -

Notes to Consolidated Financial Statements (unaudited)	July 18, 2006

4.  OTHER ITEMS, NET

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2006	2005	2006	2005

Interest and investment income	$0.4	$(0.2)	$0.8	$(0.5)
Foreign exchange gains (losses)	4.4	(2.7)	8.7	(1.3)
Non-controlling interest	(1.6)	-	(3.6)	-
Change in accounting policy (note 3)	-	-	(31.7)	-
Other	0.2	(0.6)	(0.9)	(2.4)

	$3.4	$(3.5)	$(26.7)	$(4.2)

5.  INCOME TAXES

Income tax expense is made up of the following components:

	Three months ended		Six months ended
	June 30		June 30
(millions of dollars)	2006	2005	2006	2005

Current income tax expense:
Canadian corporate income taxes	$-	$0.4	$-	$0.8
Provincial mineral taxes and Crown royalties	20.0	11.3	38.5	14.6
Foreign income taxes	0.9	0.1	1.0	0.2
	20.9	11.8	39.5	15.6
Future income tax expense (reversal):
Provincial mineral taxes and Crown royalties	11.2	2.0	10.8	3.5
Canadian corporate income taxes	-	36.4	-	39.5
Foreign income tax	(0.2)	-	(0.2)	-
	11.0	38.4	10.6	43.0

Total income tax expense	$31.9	$50.2	$50.1	$58.6

Future income taxes consist of the following:

	June 30	December 31
(millions of Canadian dollars)	2006	2005

Provincial mineral taxes and Crown royalties	$64.1	$53.3
Foreign income taxes and other	6.4	6.9

	$70.5	$60.2

Fording Canadian Coal Trust	- 20 -

Notes to Consolidated Financial Statements (unaudited)	July 18, 2006

6.  CASH AVAILABLE FOR DISTRIBUTION

Cash available for distribution is the term used by the Trust to describe the cash that is available for distribution to unitholders. Actual distributions of cash to unitholders are made after being declared by the Trustees in accordance with the distribution policy of the Trust.

Although the Trust uses cash available for distribution (referred to as “Distributable Cash” in the Declaration of Trust) it is not a term recognized by generally accepted accounting principles in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution when used in this document and other Trust disclosures, may not be comparable to similarly named measures presented by other trusts.

Generally, cash available for distribution refers to all of the cash received by the Trust from its direct and indirect investments in Elk Valley Coal and NYCO, less specified costs of the Trust. Cash available for distribution is derived from cash flows from the operations of the Trust’s subsidiaries, including its proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures, principal repayments on debt obligations and any amount allocated to reserves. Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations. The determination of what constitutes sustaining capital expenditures requires the judgment of management. Reserves, which are a discretionary decision of the Trust and its subsidiaries, and of Elk Valley Coal, may be established that would reduce cash available for distribution, in order to meet any short-term or long-term need for cash. Such reserves established at the Elk Valley Coal level have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such allocations must be authorized by special resolution of the partners and Elk Valley Coal is required to make reasonable use of its operating lines for working capital purposes.

The cash available for distribution from the Trust’s investments and the distributions made by the Trust is set forth in the table below.

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2006	2005	2006	2005

Cash from operating activities	$185.9	$67.2	$380.3	$127.5
Add (deduct):
Increase in non-cash working capital	(30.4)	109.2	(19.9)	123.3
Sustaining capital expenditures	(5.8)	(14.7)	(10.0)	(20.1)
Capital lease payments	(0.4)	(0.4)	(0.8)	(1.1)
Other	(2.0)	(10.1)	(0.8)	(8.6)
Cash reserve	-	-	-	-

Cash available for distribution and distributable cash	$147.3	$151.2	$348.8	$221.0

Distributions declared	$147.0	$137.2	$352.8	$200.9

Fording Canadian Coal Trust	- 21 -

Notes to Consolidated Financial Statements (unaudited)	July 18, 2006

7.  LONG-TERM DEBT, BANKING FACILITIES AND FINANCIAL INSTRUMENTS

	June 30	December 31
(millions of Canadian dollars)	2006	2005

Long-term debt
Five-year bank credit facilities:
US$260.0 million in LIBOR rate loans
with interest rates varying from 5.7% to 5.9%	$289.9	$194.7
Banker's Acceptances
with interest rates varying from 5.0% to 5.1%	30.0	-
Prime rate loan
bearing interest at 6.0%	16.2	15.6

Other debt
Equipment financing due 2009 bearing
interest at 5.1%	3.2	3.9
Capital lease obligations expiring in 2010
with interest rates varying from 5.3% to 5.5%	2.5	2.8

	341.8	217.0

Less current portion	(1.7)	(1.8)

	$340.1	$215.2

The Trust and Elk Valley Coal together have a Canadian $600 million five-year revolving bank credit facility with a syndicate of banks. The banks have committed $400 million to the Trust and $200 million to Elk Valley Coal.

At June 30, 2006, the Trust’s share of other uses of bank facilities in the form of issued and outstanding letters of credit and guarantee was $50.3 million. The Trust’s share of unused bank facilities at June 30, 2006 was $133.6 million.

8.  OTHER LONG-TERM LIABILITIES

	June 30	December 31
(millions of Canadian dollars)	2006	2005

Asset retirement obligations	$66.4	$70.6
Pension and other post-retirement benefits	23.5	23.1
Non-controlling interest	7.9	7.8
Other, net	-	1.6

	$97.8	$103.1

Pension and other post-retirement benefits

Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense for the second quarter of 2006 was $4.1 million and $6.8 million year to date (2005 – $2.7 million and $5.2 million respectively).

Fording Canadian Coal Trust	- 22 -

Notes to Consolidated Financial Statements (unaudited)	July 18, 2006

Non-controlling interest

In 2005, two steel companies each acquired a 2.5% equity interest in the Elkview operation. The combined 5% equity interest is reflected in the consolidated financial statements as a non-controlling interest.

9.  COMMITMENTS AND CONTINGENCIES

Foreign exchange forward contracts

To help manage exposure to currency fluctuations, foreign exchange forward contracts are used to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The foreign exchange hedging activities of the Trust take into account the existing foreign exchange forward contracts of Fording LP and Elk Valley Coal. The following table summarizes the Trust’s outstanding hedged positions at June 30, 2006.

	Amount Hedged (millions of US$)
	Fording	Elk Valley Coal	Trust's	Average Exchange Rates
Year	LP	60%	Total	(US$1 = CDN$)	(CDN$1 = U.S.$)

2006	594	23	617	1.14	0.87
2007	236	-	236	1.15	0.87

	$830	$23	$853

At June 30, 2006, the Trust’s portion of unrealized gains on foreign exchange forward contracts was $30.5 million based on the US/Canadian dollar exchange rate of US$0.90. The Trust’s realized gain on foreign exchange forward contracts included in revenues for the second quarter of 2006 was $11.2 million and $50.4 year to date (2005 – $9.8 million and $38.2 million respectively).

Neptune Terminals guarantee

By virtue of its ownership interest in Neptune Terminals, Elk Valley Coal is obligated to Neptune for a proportionate share of its bank indebtedness and asset retirement obligations of the terminal. The Trust’s share of these obligations was $14.1 million at the end of the second quarter of 2006.

10.  UNITHOLDERS’ EQUITY

Units issued and outstanding

	Three months ended		Six months ended
	June 30, 2006		June 30, 2006
(in millions of units and Canadian dollars)	Units	Amount	Units	Amount

Balance, beginning of period	147.0	$359.7	147.0	$359.4
Issued on exercise of options	-	-	-	0.3

Balance, end of period	147.0	$359.7	147.0	$359.7

Market value of units, June 30, 2006				$5,182.7

Fording Canadian Coal Trust	- 23 -

Notes to Consolidated Financial Statements (unaudited)	July 18, 2006

At June 30, 2006, there were approximately 55,500 options outstanding to purchase units, all of which are fully vested and exercisable at any time. The options have a weighted average exercise price of $3.75 per unit and the remaining weighted average contractual life is 2.6 years.

Accumulated distributions to unitholders

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2006	2005	2006	2005

Opening accumulated cash distributions	$1,330.2	$487.4	$1,124.4	$423.8
Distributions declared and payable (note 6)	147.0	137.2	352.8	200.8

Closing accumulated cash distributions	$1,477.2	$624.6	$1,477.2	$624.6

Earnings per unit

For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments. The average number of units outstanding for purposes of calculating earnings per unit is outlined in the following table:

	Three months ended		Six months ended
	June 30		June 30
(millions of units)	2006	2005	2006	2005

Weighted average number of units outstanding, basic	$147.0	$147.0	$147.0	$147.0
Effect of dilutive securities, unit options	0.1	-	0.1	-

	$147.1	$147.0	$147.1	$147.0

Fording Canadian Coal Trust	- 24 -

Notes to Consolidated Financial Statements (unaudited)	July 18, 2006

12.  SEGMENT INFORMATION

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2006	2005	2006	2005

Elk Valley Coal
Revenues	$459.8	$456.9	$933.2	$740.8
Cost of product sold	(135.4)	(116.3)	(255.3)	(212.8)
Transportation	(129.5)	(144.4)	(247.0)	(246.6)
Selling, general and administration	(8.0)	(3.9)	(13.4)	(7.0)
Depreciation and depletion	(12.4)	(9.9)	(23.5)	(21.4)

Income from operations	174.5	182.4	394.0	253.0
Interest expense	(0.8)	(0.3)	(1.4)	(0.4)
Other income	(5.2)	(0.5)	(37.7)	(0.1)
Income tax reversal (expense)	(31.2)	(50.2)	(49.3)	(58.4)

Income	137.3	131.4	305.6	194.1

NYCO
Revenues	12.7	12.0	24.6	23.0
Cost of product sold	(7.3)	(7.8)	(14.9)	(15.5)
Transportation	(2.3)	(1.8)	(4.5)	(3.6)
Selling, general and administration	(1.1)	(1.1)	(2.1)	(2.1)
Depreciation and depletion	(0.9)	(1.1)	(1.8)	(2.2)

Income (loss) from operations	1.1	0.2	1.3	(0.4)
Other income (expense)	-	(0.1)	-	(0.1)
Income tax reversal (expense)	(0.7)	-	(0.8)	(0.2)

Income (loss)	0.4	0.1	0.5	(0.7)

Corporate
Selling, general and administration	(2.1)	(2.8)	(4.3)	(4.9)
Depreciation and depletion	(0.1)	(0.1)	(0.2)	(0.4)

Loss from operations	(2.2)	(2.9)	(4.5)	(5.3)

Interest expense	(3.9)	(2.4)	(7.1)	(5.0)
Other income (expense)	8.6	(2.9)	11.0	(4.0)
Reduction of interest in EVCP	-	-	-	9.5

Income (loss)	2.5	(8.2)	(0.6)	(4.8)

Consolidated
Revenues	472.5	468.9	957.8	763.8
Cost of product sold	(142.7)	(124.1)	(270.2)	(228.3)
Transportation	(131.8)	(146.2)	(251.5)	(250.2)
Selling, general and administration	(11.2)	(7.8)	(19.8)	(14.0)
Depreciation and depletion	(13.4)	(11.1)	(25.5)	(24.0)

Income from operations	173.4	179.7	390.8	247.3
Interest expense	(4.7)	(2.7)	(8.5)	(5.4)
Other income	3.4	(3.5)	(26.7)	(4.2)
Reduction of interest in EVCP	-	-	-	9.5
Net income tax reversal (expense)	(31.9)	(50.2)	(50.1)	(58.6)

Net income	$140.2	$123.3	$305.5	$188.6

Fording Canadian Coal Trust	- 25 -